SECURITIES AND EXCHANGE COMMISSION
                          WASHINGTON, D.C. 20549

                               SCHEDULE 13D
                              (Rule 13d-101)

  INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13D-1(A)
                  AND AMENDMENTS THERETO FILED PURSUANT TO
                              RULE 13D-2(A)*

                        Formula Systems (1985) Ltd.
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                             (Name of Issuer)

                     Ordinary Shares, NIS 1 par value
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                      (Title of Class of Securities)

                                346414-10-5
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                              (CUSIP Number)

                           David K. Robbins, Esq.
                  Fried, Frank, Harris, Shriver & Jacobson
                     350 South Grand Avenue, 32nd Floor
                           Los Angeles, CA 90071
                               (213) 473-2000
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        (Name, Address and Telephone Number of Person Authorized to
                    Receive Notices and Communications)

                             November 27, 2001
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          (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box |_|.

Note: Schedules filed in paper format shall include a signed original and five copies of the Schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 346414-10-5

1   NAME OF REPORTING PERSON
    I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    Trefoil Israel FSL, L.P. - 95-4772988

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
                                                         (a)  [ ]
                                                         (b)  [ ]

3   SEC USE ONLY

4   SOURCE OF FUNDS (SEE INSTRUCTIONS)

        OO

5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) or 2(e)                           [ ]

        Not Applicable

6   CITIZENSHIP OR PLACE OF ORGANIZATION

        Delaware

  NUMBER OF       7  SOLE VOTING POWER

  SHARES             1,000,000 Ordinary Shares

  BENEFICIALLY    8  SHARED VOTING POWER

  OWNED BY EACH      0

  REPORTING       9  SOLE DISPOSITIVE POWER

  PERSON WITH        1,000,000 Ordinary Shares

                 10  SHARED DISPOSITIVE POWER

                     0

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    1,000,000 Ordinary Shares

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)             [ ]
    EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    9.7%

14  TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

    PN

ITEM 1.   SECURITY AND ISSUER.

          The securities to which this statement relates are Ordinary Shares, NIS 1 par value ("Ordinary Shares"), of Formula Systems (1985) Ltd., an Israeli corporation (the "Company"). The principal executive offices of the Company are located at 3 Hagalim Boulevard, Herzlia 46725, Israel.


ITEM 2.   IDENTITY AND BACKGROUND.

          (a)-(c), (f). The Reporting Person is Trefoil Israel FSL, L.P., a Delaware limited partnership ("Trefoil FSL"). Trefoil FSL is a privately held entity that was formed to invest in securities of certain publicly traded and private companies, including those of which the Company owns at least 25% of the equity securities (the "Formula Group"). The Agreement of Limited Partnership of Trefoil FSL is attached hereto as Exhibit 1 and is incorporated herein by reference. The general partner of Trefoil FSL is Trefoil Israel FSL, Inc. The business address of each of the persons listed below is 4444 Lakeside Drive, Burbank, California 91505. The names and principal occupations or employments of the directors, executive officers and controlling persons of Trefoil Israel FSL, Inc. are as follows:

                                            Principal Occupation
Name                 Position               or Employment
----                 --------               ---------------------------------

Stanley P. Gold      President and Sole     Director and President of
                     Director               Shamrock Holdings, Inc., a
                                            Delaware corporation ("SHI"), and
                                            Shamrock Holdings of California,
                                            Inc., a California corporation
                                            ("SHOC").[FN1] Director, President
                                            and Managing Director of Shamrock
                                            Capital Advisors, Inc., a
                                            Delaware corporation ("SCA")[FN2];
                                            Director of The Walt Disney
                                            Company

Robert G. Moskowitz  Vice President         Executive Vice President and
                                            Secretary of SHI and SHOC;
                                            Managing Director and Secretary
                                            of SCA

--------------------------
[FN1] SHOC and SHI, together with their subsidiary entities, are holding companies engaged in the making, holding and disposing of investments in various industries, principally in the United States, Israel, Europe, Australia and New Zealand.
[FN2] SCA is a closely-held corporation which provides management and consulting services, principally to SHOC and investment partnerships organized by SHOC (including businesses in which such partnerships invest).

Gregory S. Martin    Treasurer              Chief Financial Officer and
                                            Treasurer of SHI, SHOC and SCA


              All of the persons listed above are citizens and residents of the United States.

(d)-(e) During the last five years, neither of Trefoil FSL or Trefoil Israel FSL, Inc., nor, to Trefoil FSL's best knowledge, any of their directors, executive officers or controlling persons, as the case may be, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.


ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

          On November 28, 2001, Trefoil FSL received the Swap Shares (as defined below in Item 4) from the Company in consideration for Trefoil FSL's sale to the Company of the Exchange Securities (as defined below in Item 4). The Swap Shares were pledged as security for the borrowings made by Trefoil FSL under the Loan Agreement (as defined below in Item 6).


ITEM 4.   PURPOSE OF TRANSACTION.

          Pursuant to the terms of the Agreement (the "Option Agreement") dated as of September 30, 1999 between the Company and SHOC (and subsequently assigned to Trefoil FSL), as amended to date, including by Addendum Number 4 of November 27, 2001 between the Company and Trefoil FSL (the "Addendum" and together with the Option Agreement, the "Amended Option Agreement"), the Company granted to Trefoil FSL an option (the "Option")
(i) beginning on December 30, 2001 and continuing for a period of 45 days thereafter, to cause the Company to purchase from Trefoil FSL any public company Option Securities (as defined in the Option Agreement) acquired by Trefoil FSL after July 1, 1999 and prior to March 1, 2000 and (ii) beginning on that date which is 27 months following the date of purchase by Trefoil FSL of Option Securities of a private company (provided that the date of purchase is after July 1, 1999 and prior to March 1, 2000) and continuing for a period of 45 days thereafter, to cause the Company to purchase any such Option Securities from Trefoil FSL. Option Securities of any private company purchased by Trefoil FSL after Trefoil FSL's initial investment in such company pursuant to an exercise of its preemptive rights are not considered Option Securities and are not subject to the Option.

          Under the Option Agreement, the consideration payable by the Company for any Option Securities is, at the Company's option, either (a) a number of the Company's Ordinary Shares, such number to be determined in accordance with the provisions of Section 5 of the Option Agreement or (b) an amount (the "Amount") of funds determined in accordance with the formula set forth in Sections 5 and 6 of the Option Agreement. Notwithstanding the foregoing, the Amended Option Agreement requires the Company to pay Trefoil FSL the Amount in consideration for any Option Securities Trefoil FSL sells to the Company pursuant to the Option in the event that either (i) a share exchange would be impossible due to legal constraints, (ii) the Company is unable to complete a share exchange within 14 days from the date of the Notice of Exercise (as defined in the Option Agreement) or (iii) the Company's net equity on the date of the Notice of Exercise is less than US $100,000,000.

          The Option Agreement further provides that the Option may be exercised by Trefoil FSL only once as to each company in the Formula Group, and may only be exercised with respect to the first $28,000,000 of securities in the Formula Group purchased by Trefoil FSL.

          Pursuant to the Addendum, the Option with respect to the Option Securities of Transtech Control Ltd. ("Transtech"), Airport Intersystems Technologies Ltd. ("Airport Intersystems") and Crystal Systems Solutions Ltd. ("Crystal") was deemed to be exercised on November 27, 2001. On November 28, 2001 (the "Initial Closing"), pursuant to the terms of the Addendum, Trefoil FSL transferred to the Company 952,395 ordinary shares of Transtech and 5,785,757 ordinary shares of Airport Intersystems in exchange for the Company's transfer (the "Transfer") to Trefoil FSL of 1,000,000 Ordinary Shares of the Company (the "Swap Shares") and $1,200,000 (together with the Swap Shares, the "Purchase Price"). On the Second Closing (as defined in the Addendum), Trefoil FSL shall deliver to the Company the Option Securities of Crystal, and the Company shall pay to Trefoil FSL, as a post-closing adjustment to the Purchase Price, (i) $893,866 plus (ii) an amount equal to 5% annual interest on $13,703,866 for the period commencing on the Initial Closing and ending on the Second Closing (collectively, the "Company Payment"). Also on the Second Closing, there shall be a true-up adjustment (together with the Company Payment, the "Adjustment Payments") to the Purchase Price resulting in the payment by Trefoil FSL or the Company, as the case may be, of the Balancing Amount (as defined in the Addendum). If the price per Ordinary Share paid under a Tender Offer (as defined in the Option Agreement) consummated between the Initial Closing and January 31, 2002 (the "Period") is higher than $12.81 or if a Third Party Offer (as defined in the Option Agreement) is made during the Period at a price per Ordinary Share higher than $12.81, Trefoil FSL shall make the Balancing Payment to the Company. If the price per Ordinary Share paid under a Tender Offer is lower than $12.81, the Company shall make the Balancing Payment to Trefoil FSL. Trefoil FSL is restricted from conducting any public transactions in the Swap Shares during the Period.

          The Addendum also provides that, in the event a Tender Offer or a Third Party Offer is not consummated during the Period, or if the results of a Tender Offer or Third Party Offer are such that not all of the Swap Shares are purchased by the offeror, the Company shall purchase, directly or indirectly, the remainder of any Swap Shares owned by Trefoil FSL for a cash amount per unsold Swap Share equal to $12.81 plus the Adjustment Payments. If for any reason the foregoing is not possible, the Transfer of the Swap Shares or the unsold Swap Shares, as applicable, shall be rescinded and the Company shall pay to Trefoil FSL, in lieu of the Swap Shares or unsold Swap Shares, as applicable, a cash amount per Swap Share or unsold Swap Share, as applicable, equal to $12.81 plus the Adjustment Payments.

          The Addendum sets the commencement date of the Exercise Period
(i) with respect to the Option Securities in Sintec Advanced Technologies Ltd. for June 30, 2003, and (ii) with respect to Option Securities in E.S.I. Expert Solutions International Ltd., or alternatively, the E.S.I. Subsidiaries (as defined in the Addendum), for October 18, 2003.

          The Addendum grants Trefoil FSL the right to immediately exercise the Option with respect to any Option Securities in the event that the Company's net equity is less than US $75,000,000. The Option Agreement also grants the Company a right of first offer over Option Securities held by Trefoil FSL until the expiration of the Option on the terms set forth therein.

          The foregoing description of portions of the Amended Option Agreement is not intended to be complete and is qualified in its entirety by the complete text of the Amended Option Agreement, which is incorporated herein by reference and filed herewith as Exhibit 2.

          Subject to the terms of the Amended Option Agreement, Trefoil FSL acquired the Swap Shares for investment purposes. Notwithstanding the foregoing, Trefoil FSL may determine from time to time in the future, based on market and general economic conditions, the business affairs and financial condition of the Company, and other factors that Trefoil FSL may deem relevant, to sell some or all of the securities it now holds or hereafter acquires as set forth above or otherwise.

          Except as stated in this response to Item 4, Trefoil FSL has no current plans or proposals with respect to the Company or its securities of the types enumerated in paragraphs (a) through (j) of Item 4 to the form of
Schedule 13D promulgated under the Act.

ITEM 5.  INTERESTS IN SECURITIES OF THE ISSUER.

(a),(b) Trefoil FSL acquired the 1,000,000 Swap Shares, constituting approximately 9.7% of the issued and outstanding Ordinary Shares of the Company, pursuant to a securities exchange on the terms and subject to the conditions set forth in the Option Agreement, as more fully described in
Item 4 above. Trefoil FSL has beneficial ownership of the Swap Shares, and, subject to the Loan Agreement and the Pledge Agreement (each as defined below in Item 6), has sole power to vote or direct the vote and sole power to dispose or direct the vote and sole power to dispose or direct the disposition of the Swap Shares. Pursuant to Rule 13d-3 under the Act, each of the controlling persons of Trefoil FSL may be deemed to beneficially own the Swap Shares. Those controlling persons are identified in response to
Item 2.

          The percentage set forth in this response to Items 5(a) and 5(b) assumes that 10,322,103 Ordinary Shares were outstanding as of the date hereof, based on information disclosed by the Company in its Form 20-F publicly filed on July 2, 2001, and including the newly issued Swap Shares.

(c) Except as set forth above, neither Trefoil FSL nor, to the knowledge of Trefoil FSL, any person identified in response to Item 2, beneficially owns any Ordinary Shares or has effected any transactions in Ordinary
Shares during the preceding 60 days.

(d) Trefoil FSL has no knowledge of any other person that has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Swap Shares.

(e)       Not applicable.


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

          Trefoil FSL has no knowledge of any contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in response to Item 2 or between such persons and any person with respect to any securities of the Company, other than as follows:

          Trefoil FSL was formed pursuant to the Agreement of Limited Partnership (the "Agreement of Limited Partnership") of Trefoil FSL dated as of December 17, 1999 and amended as of January 1, 2000. Pursuant to the Amended Option Agreement, Trefoil FSL acquired the 1,000,000 Swap Shares of the Company in a share exchange as more fully set forth in Item 4 above, on the terms and subject to the conditions set forth in the Amended Option Agreement.

          The Swap Shares are pledged, pursuant to a Deed of Pledge (the "Deed of Pledge") dated as of November 29, 2001 among Trefoil FSL, Bank Hapoalim B.M., an Israeli banking corporation (the "Bank"), and Poalim Trust Services Ltd., an Israeli corporation, as security for Trefoil FSL's borrowings under its Loan Agreement (the "Loan Agreement"), dated as of December 23, 1999, with the Bank, as amended on November 27, 2001.

          The foregoing description of portions of the Agreement of Limited Partnership, the Amended Option Agreement, the Loan Agreement and the Deed of Pledge is not intended to be complete and is qualified in its entirety by the complete text of the Agreement of Limited Partnership, the Amended Option Agreement, the Loan Agreement and the Deed of Pledge, which are incorporated herein by reference. Copies of the Agreement of Limited Partnership, the Amended Option Agreement, the Loan Agreement and the Deed of Pledge are being filed herewith as Exhibits 1 through 4, respectively.

ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS.

                 DOCUMENT

Exhibit   1 --   Agreement of Limited Partnership of Trefoil Israel FSL, L.P.
                 dated as of December 17, 1999, as amended on January 1, 2000

Exhibit   2 --   Agreement dated as of September 30, 1999 among the Company and Shamrock Holdings of California, Inc., as amended, including by Addendum Number 4 on November 27, 2001

Exhibit   3 --   Loan Agreement dated as of December 23, 1999 between Bank
                 Hapoalim B.M. and Trefoil Israel FSL, L.P., as amended on
                 November 27, 2001

Exhibit   4 --   Deed of Pledge dated as of November 29, 2001 among Trefoil
                 Israel FSL, L.P., Bank Hapoalim B.M. and Poalim Trust
                 Services, Ltd.

SIGNATURES

          After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Date:   December 5, 2001

                                         TREFOIL ISRAEL FSL, L.P.
                                         By: Trefoil Israel FSL, Inc.,
                                             Its general partner


                                         By: /s/ Robert G. Moskowitz
                                             ----------------------------
                                             Robert G. Moskowitz
                                             Vice President

EXHIBIT INDEX

               DOCUMENT

Exhibit   1 -- Agreement of Limited Partnership of Trefoil Israel FSL, L.P.
               dated as of December 17, 1999, as amended on January 1, 2000

Exhibit   2 -- Agreement dated as of September 30, 1999 among the Company and Shamrock Holdings of California, Inc., as amended, including by Addendum Number 4 on November 27, 2001

Exhibit   3 -- Loan Agreement dated as of December 23, 1999 between Bank
               Hapoalim B.M. and Trefoil Israel FSL, L.P., as amended on November 27, 2001

Exhibit   4 -- Deed of Pledge dated as of November 29, 2001 among Trefoil
               Israel FSL, L.P., Bank Hapoalim B.M. and Poalim Trust Services, Ltd.